
November 5, 2012

<u>Via E-mail</u>
Gregg Buckbinder
Chief Financial Officer and Chief Operating Officer
Millburn Ridgefield Corporation
411 West Putnam Avenue
Greenwich, Connecticut 06830

> **Re: Millburn Multi-Markets Fund L.P.**
> **Registration Statement on Form 10-12(g)**
> **Filed June 30, 2010**
> **File No. 000-54028**

Dear Mr. Buckbinder:

　　We completed our review of your filing on February 22, 2012. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

　　　　　　　　　　　　　　　　Sincerely,

　　　　　　　　　　　　　　　　/s/ Sonia Gupta Barros

　　　　　　　　　　　　　　　　Sonia Gupta Barros
　　　　　　　　　　　　　　　　Special Counsel

cc: James B. Biery
       Daniel F. Spies
       Sidley Austin LLP